Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2017 Omnibus Incentive Plan of Walter Investment Management Corp. of our report dated March 14, 2017 (except for Note 2 and Note 3, as to which the date is August 9, 2017), with respect to the consolidated financial statements and schedule of Walter Investment Management Corp. and subsidiaries, and of our report dated March 14, 2017 (except for the effect of the material weakness described in the fifth paragraph as to which the date is August 9, 2017), with respect to the effectiveness of internal control over financial reporting of Walter Investment Management Corp. and subsidiaries, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tampa, Florida

September 5, 2017